SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2019

Commission File Number: 001-37710

HUTCHISON CHINA MEDITECH LIMITED

(Translation of registrant’s name into English)

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

HUTCHISON CHINA MEDITECH LIMITED

Form 6-K

EXPLANATORY NOTE

This Report on Form 6-K/A is being furnished in order to replace Exhibit 4.8 to the Form 6-K of Hutchison China MediTech Limited furnished to the Securities and Exchange Commission on May 2, 2019 (the “Original Form 6-K”). All other information included in the Original Form 6-K remains unchanged.

EXHIBIT INDEX

4.1*+

License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca AB (publ) dated as of December 21, 2011 (incorporated by reference to Exhibit 4.1 to our Form 6-K dated May 2, 2019)

4.2*+

Amended and Restated Exclusive License and Collaboration Agreement by and among Hutchison MediPharma Limited, Eli Lilly Trading (Shanghai) Company Limited and Hutchison China MediTech Limited dated as of October 8, 2013 (incorporated by reference to Exhibit 4.2 to our Form 6-K dated May 2, 2019)

4.3*+	Option Agreement by and between Hutchison China MediTech Limited and Eli Lilly and Company dated as of October 8, 2013 (incorporated by reference to Exhibit 4.3 to our Form 6-K dated May 2, 2019)
4.4*+

Joint Venture Agreement by and among Hutchison MediPharma (Hong Kong) Limited, Nestlé Health Science S.A., Nutrition Science Partners Limited and Hutchison China MediTech Limited dated as of November 27, 2012 (incorporated by reference to Exhibit 4.4 to our Form 6-K dated May 2, 2019)

4.5*+

English translation of Sino-Foreign Joint Venture Contract by and between Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited and Hutchison Chinese Medicine (Guangzhou) Investment Limited dated as of November 28, 2004 (incorporated by reference to Exhibit 4.5 to our Form 6-K dated May 2, 2019)

4.6*+

English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of January 6, 2001 (incorporated by reference to Exhibit 4.6 to our Form 6-K dated May 2, 2019)

4.7*+

English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of March 8, 2013 (incorporated by reference to Exhibit 4.7 to our Form 6-K dated May 2, 2019)

4.8+	English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013

*                 Previously funished.

+                 Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHISON CHINA MEDITECH LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date:  May 2, 2019

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